# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Complete Solaria, Inc., CIK 0001838987
CUSIP: 20460L104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 45700 Northport Loop East, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 07/01/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002053663

## Reporting persons
- KHP Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,045,435; sole dispositive power 0; shared dispositive power 4,045,435; aggregate amount beneficially owned 4,045,435 (5.3% of the class)
  Comment: Includes (i) 1,511,200 shares of Common Stock held by KHP LP (as defined in Item 2(a) below), (ii) 2,372,837 shares of Common Stock issuable upon the conversion of outstanding convertible promissory notes (the July 2024 Notes) held by KHP LP, and (iii) 161,398 shares of Common Stock issuable upon the exercise of warrants held by KHP LP. KHP Fund GP (as defined in Item 2(a) below) is the general partner of KHP LP and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 76,301,503 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as of November 15, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on November 18, 2024 (the Form 10-Q), plus (ii) 2,372,837 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, and (iii) 161,398 shares of Common Stock issuable upon the exercise of warrants held by KHP LP.
- Kline Hill Partners Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,045,435; sole dispositive power 0; shared dispositive power 4,045,435; aggregate amount beneficially owned 4,045,435 (5.3% of the class)
  Comment: Includes (i) 1,511,200 shares of Common Stock held by KHP LP, (ii) 2,372,837 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, and (iii) 161,398 shares of Common Stock issuable upon the exercise of warrants held by KHP LP. KHP Fund GP is the general partner of KHP LP and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 76,301,503 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) 2,372,837 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, and (iii) 161,398 shares of Common Stock issuable upon the exercise of warrants held by KHP LP.
- KHP Fund GP IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,254,260; sole dispositive power 0; shared dispositive power 3,254,260; aggregate amount beneficially owned 3,254,260 (4.3% of the class)
  Comment: Includes (i) an aggregate of 872,334 shares of Common Stock held by KHP IV SPV (as defined in Item 2(a) below) and KHP Opportunity IV SPV (as defined in Item 2(a) below), (ii) an aggregate of 2,372,838 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP IV SPV and KHP Opportunity IV SPV, and (iii) an aggregate of 9,088 shares of Common Stock issuable upon the exercise of warrants held by KHP IV SPV and KHP Opportunity IV SPV. KHP IV LP (as defined in Item 2(a) below) is the sole member of KHP IV SPV and may be deemed to have voting, investment, and dispositive power with respect to these securities. KHP Opportunity IV LP (as defined in Item 2(a) below) is the sole member of KHP Opportunity IV SPV and may be deemed to have voting, investment, and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of each of KHP Fund IV and KHP Opportunity Fund IV and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 76,149,194 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) an aggregate of 2,372,838 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP IV SPV and KHP Opportunity IV SPV, and (iii) an aggregate of 9,088 shares of Common Stock issuable upon the exercise of warrants held by KHP IV SPV and KHP Opportunity IV SPV.
- Kline Hill Partners Fund IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,627,130; sole dispositive power 0; shared dispositive power 1,627,130; aggregate amount beneficially owned 1,627,130 (2.2% of the class)
  Comment: Includes (i) 436,167 shares of Common Stock held by KHP IV SPV, (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP IV SPV. KHP IV LP is the sole member of KHP IV SPV and may be deemed to have voting, investment, and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP IV LP and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 74,958,231 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP IV SPV.
- Kline Hill Partners IV SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,627,130; sole dispositive power 0; shared dispositive power 1,627,130; aggregate amount beneficially owned 1,627,130 (2.2% of the class)
  Comment: Includes (i) 436,167 shares of Common Stock held by KHP IV SPV, (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP IV SPV. KHP IV LP is the sole member of KHP IV SPV and may be deemed to have voting, investment, and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP IV LP and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 74,958,231 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP IV SPV.
- Kline Hill Partners Opportunity Fund IV LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,627,130; sole dispositive power 0; shared dispositive power 1,627,130; aggregate amount beneficially owned 1,627,130 (2.2% of the class)
  Comment: Includes (i) 436,167 shares of Common Stock held by KHP Opportunity IV SPV, (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP Opportunity IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP Opportunity IV SPV. KHP Opportunity IV LP is the sole member of KHP Opportunity IV SPV and may be deemed to have voting, investment, and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP Opportunity IV LP and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 74,958,231 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP Opportunity IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP Opportunity IV
  SPV.
- Kline Hill Partners Opportunity IV SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,627,130; sole dispositive power 0; shared dispositive power 1,627,130; aggregate amount beneficially owned 1,627,130 (2.2% of the class)
  Comment: Includes (i) 436,167 shares of Common Stock held by KHP Opportunity IV SPV, (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP Opportunity IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP Opportunity IV SPV. KHP Opportunity IV LP is the sole member of KHP Opportunity IV SPV and may be deemed to have voting, investment, and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP Opportunity IV LP and may be deemed to have voting, investment, and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 74,958,231 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) 1,186,419 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP Opportunity IV SPV, and (iii) 4,544 shares of Common Stock issuable upon the exercise of warrants held by KHP
  Opportunity IV SPV.
- Michael A. Bego: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,299,695; sole dispositive power 0; shared dispositive power 7,299,695; aggregate amount beneficially owned 7,299,695 (9.3% of the class)
  Comment: Includes (i) an aggregate of 2,383,534 shares of Common Stock held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV, (ii) an aggregate of 4,745,675 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV and (iii) an aggregate of 170,486 shares of Common Stock issuable upon the exercise of warrants held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV. KHP Fund GP is the general partner of KHP LP and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP IV LP is the sole member of KHP IV SPV and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP IV LP and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP Opportunity IV LP is the sole member of KHP Opportunity IV SPV and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP Opportunity IV LP and may be deemed to share voting, investment and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund GP and KPH Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 78,683,429 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) an aggregate of 4,745,675 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV and (iii) an aggregate of 170,486 shares of Common Stock issuable upon the exercise of warrants held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV.
- Jared Barlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,299,695; sole dispositive power 0; shared dispositive power 7,299,695; aggregate amount beneficially owned 7,299,695 (9.3% of the class)
  Comment: Includes (i) an aggregate of 2,383,534 shares of Common Stock held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV, (ii) an aggregate of 4,745,675 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV and (iii) an aggregate of 170,486 shares of Common Stock issuable upon the exercise of warrants held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV. KHP Fund GP is the general partner of KHP LP and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP IV LP is the sole member of KHP IV SPV and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP IV LP and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP Opportunity IV LP is the sole member of KHP Opportunity IV SPV and may be deemed to share voting, investment and dispositive power with respect to these securities. KHP Fund IV GP is the general partner of KHP Opportunity IV LP and may be deemed to share voting, investment and dispositive power with respect to these securities. Michael Bego and Jared Barlow are the managing members of KHP Fund GP and KPH Fund IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 78,683,429 shares, which is the sum of (i) 73,767,268 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q, plus (ii) an aggregate of 4,745,675 shares of Common Stock issuable upon the conversion of the July 2024 Notes held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV and (iii) an aggregate of 170,486 shares of Common Stock issuable upon the exercise of warrants held by KHP LP, KHP IV SPV and KHP Opportunity IV SPV.

## Item 1. Issuer
Name of issuer: Complete Solaria, Inc.
Address of issuer's principal executive offices: 45700 Northport Loop East, Fremont, CA 94538

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by KHP Fund GP LLC (KHP Fund GP), Kline Hill Partners Fund LP (KHP LP), KHP Fund GP IV LLC (KHP Fund IV GP), Kline Hill Partners Fund IV LP (KHP IV LP), Kline Hill Partners IV SPV LLC (KHP IV SPV), Kline Hill Partners Opportunity Fund IV LP (KHP Opportunity IV LP), Kline Hill Partners Opportunity IV SPV LLC (KHP Opportunity IV SPV, together with KHP Fund GP, KHP LP, KHP Fund IV GP, KHP IV LP, KHP IV SPV, KHP Opportunity IV LP, the Reporting Entities) and Michael Bego and Jared Barlow (the Reporting Individuals). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 325 Greenwich Ave, Third Floor, Greenwich, CT 06830.
Citizenship: KHP Fund GP, KHP Fund IV GP, KHP IV SPV and KHP Opportunity IV SPV are each a limited liability company organized under the laws of the State of Delaware. KHP LP, KHP IV LP and KHP Opportunity Fund IV LP are each a limited partnership organized under the laws of the State of Delaware. The Reporting Individuals are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KHP Fund GP LLC: /s/ Michael A. Bego, Managing Member (02/05/2025)
- Kline Hill Partners Fund LP: /s/ Michael A. Bego, Authorized Signatory (02/05/2025)
- KHP Fund GP IV LLC: /s/ Michael A. Bego, Managing Member (02/05/2025)
- Kline Hill Partners Fund IV LP: /s/ Michael A. Bego, Authorized Signatory (02/05/2025)
- Kline Hill Partners IV SPV LLC: /s/ Michael A. Bego, Managing Member (02/05/2025)
- Kline Hill Partners Opportunity Fund IV LP: /s/ Michael A. Bego, Authorized Signatory (02/05/2025)
- Kline Hill Partners Opportunity IV SPV LLC: /s/ Michael A. Bego, Managing Member (02/05/2025)
- Michael A. Bego: /s/ Michael A. Bego, Michael A. Bego (02/05/2025)
- Jared Barlow: /s/ Jared Barlow, Jared Barlow (02/05/2025)